UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: January 26, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Revises Q4 2014 Outlook

MONTREAL, QUEBEC and SARASOTA, FLORIDA – January 26, 2015 – Intertape Polymer Group Inc. (TSX: ITP) (“Intertape” or the “Company”) today revised its adjusted EBITDA outlook for the fourth quarter of 2014 to approximately $20.5 million from the previously stated range of $24-$26 million. The decreased outlook for adjusted EBITDA primarily relates to temporary manufacturing issues, some delays in customer orders for stretch film in the wake of declining resin and crude oil prices, higher than expected employee medical costs, and South Carolina Duplicate Overhead Costs that were higher than expected. For these same reasons, fourth quarter of 2014 gross margin is now expected to be approximately 18%, compared to the Company’s previously provided projection of approximately 19%.

Revenue for the fourth quarter of 2014 is expected to be approximately $201 million, which is in line with the 3%-6% revenue growth range provided in the Company’s prior outlook, and represents an increase of approximately 5% over the same period of 2013. Revenue increased due to an approximately 5% increase in sales volume, coupled with stable average selling prices.

“We are disappointed by our fourth quarter results. The challenges arose primarily in the month of December and we expect the operational issues to be resolved in the first quarter of 2015,” said Greg Yull, President and CEO. “These issues have no impact on the South Carolina Project being completed in the first half of 2015, and we remain on track to meet our gross margin and cost savings targets relating to the Project.”

The Company’s results and estimates provided above are preliminary and remain subject to, among other things, its ongoing determination and finalization of its financial information for the fourth quarter of 2014 and the ongoing audit of its 2014 results. Consistent with prior years, the Company expects to issue a press release regarding its 2014 fourth quarter and annual results in March following the finalization of the audit of its 2014 results.

About Intertape Polymer Group

Intertape Polymer Group Inc. is a leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 1,850 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s anticipated financial results for its fourth quarter of 2014, the expected resolution of the operational issues in the first quarter of 2015, the timing of the completion of the South Carolina Project, and the Company’s expected gross margin and cost savings targets relating to the South Carolina Project, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated cash flows from the Company’s operations; availability of funds under the Company’s credit facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2013 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

For information about IPG, visit www.itape.com.

Contact:

MaisonBrison Communications

Pierre Boucher

(514) 731-0000